06009357

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 17 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 - 40861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gordian Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, Fifth Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Caldwell — 212 486 3600
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

9/22
cm

OATH OR AFFIRMATION

I, Henry Owsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY W. YU
Notary Public, State of New York
No. 01YU4956429
Qualified in Queens County
Commission Expires September 25, 20 09

Signature

President and Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gordian Group, LLC

August 15, 2006

Securities Exchange Commission
Operations Center Annex
6432 General Greenway Drive
Mail Stop 0-25
Alexandria, VA 22312

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 17 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

Dear Madam/Sir:

As per your letter dated July 26, 2006, we have enclosed a Statement of Financial Condition for "PUBLIC" inspection. Thank you for your help.

Sincerely,

Judy Yu
Judy Yu
Manager

499 Park Avenue
Fifth Floor
New York
NY 10022
212.486.3600
212.486.3616 Fax

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OPERATIONS CENTER
6432 GENERAL GREEN WAY
ALEXANDRIA, VIRGINIA 22312-2413

OFFICE OF FILINGS AND
INFORMATION SERVICES

July 26, 2006

PATRICIA CALDWELL
GORDIAN GROUP, LLC
499 PARK AVENUE, FIFTH FLOOR
NEW YORK, NEW YORK 10022

Re: GORDIAN GROUP, LLC
SEC File No.: **8- 40861** CRD No.:

Dear Ms. Caldwell,

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on February 27, 2006, was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within fifteen days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e) (3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

8/11/06 - left message

Please submit your filing to Securities Exchange Commission Operations Center Annex, 6432 General Greenway Drive, Mail Stop 0-25, Alexandria, VA 22312. If you have any questions concerning this matter, please contact the undersigned at (202) 551- 7250.

Sincerely,

Alonzo Barber, Jr., Legal Instruments Examiner
Branch of Registrations & Examinations

cc: Carol Charnock, Division of Market Regulations

Gordian Group, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2005

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Member
Gordian Group, LLC

We have audited the accompanying statement of financial condition of Gordian Group, LLC (A Limited Liability Company and subsidiary of Allied Capital Corporation) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
February 1, 2006

GORDIAN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$2,721,334
Accounts receivable	212,540
Securities earned - nonmarketable investments	975,994
Fixed assets, net of accumulated depreciation and amortization of $670,902	210,654
Other assets	417,508
Total	$4,538,030

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$1,222,712
Accrued expenses and other liabilities	217,950
Deferred revenue	661,535
Total liabilities	2,102,197
Commitments and contingencies	
Member's equity	2,435,833
Total	$4,538,030

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and business:

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Group, Inc., a Delaware corporation. Gordian Group, Inc. is an indirectly wholly-owned subsidiary of Allied Capital Corporation (the "Parent"), a Maryland corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwriting. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lender to such entities) engaged in a variety of financial transactions including: (i) private placements of debt and equity securities, (ii) underwriting of public offerings of debt and equity securities, (iii) sales of all or a part of such companies' business in the merger market, (iv) public and private exchange offers and (v) general advice with respect to operations, joint ventures, transactions and capital structures of such entities.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying statement of financial condition of the Company has been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Advisory fees are recorded when earned. Deferred revenue is made up of unearned revenue and retainers. These items are recognized as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

Cash and cash equivalents:

Demand deposits with banks and other highly liquid investments with maturities of three months or less are considered to be cash and cash equivalents. At December 31, 2005, cash and cash equivalents consisted primarily of two interest bearing accounts at a major financial institution. Balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company had cash balances in excess of Federally insured limits in the amount of $2,421,334.

Note 2 - Summary of significant accounting policies (concluded):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2005, an allowance for doubtful accounts was not necessary.

Nonmarketable investments:

From time-to-time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair market value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions.

At December 31, 2005, nonmarketable securities consisted of preferred and common stocks.

Fixed assets:

Fixed assets are stated at cost, less accumulated deprecation and amortization. Furniture and equipment are depreciated on a straight-line method based upon their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the length of the lease.

Income taxes:

The Company files its income tax returns as a partnership for Federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the member.

Note 3 - Fixed assets:

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2005:

	Cost	Accumulated Deprecation and Amortization	Net
Leasehold improvements	$383,033	$277,733	$105,300
Equipment	306,805	248,357	58,448
Furniture	191,718	144,812	46,906
Totals	$881,556	$670,902	$210,654

Note 4 - Deferred revenue:

On June 28, 2004, the Company was engaged by a privately owned company (the "Client") to provide certain investment banking services for a period of three years (the "Term"). As consideration, the Company will receive Class B common stock of the Client (the "Shares") over the Term. One-third or 7,233 of the total 21,698 Shares to be received by the Company vested at the inception of the engagement, and the remaining 14,465 Shares granted to the Company vest in equal monthly installments ("Monthly Stock Installments") over the Term.

The engagement may be terminated by the Client or Gordian at any time prior to the expiration of the Term with or without cause, effective upon receipt of written notice to that effect by the other party, but none of the foregoing circumstances shall affect or limit the rights of Gordian as a stockholder of the Client or the ownership of the vested Shares of the Client issued to it.

During the Term, Gordian may elect to require the Client to purchase from Gordian all the vested Shares (those vested at inception and the Monthly Stock Installments) owned by Gordian for the aggregate book value of the vested Shares plus an additional amount as described in the Class B common stock subscription agreement between Gordian and the Client. Gordian's right to such election shall be referred to as the "Put Right".

The 7,233 vested Shares at the inception of the engagement were recorded at their fair value by management based on, among other things, the trading multiples of comparable companies, at $1,170,768, and recorded as deferred revenue. The deferred revenue is recognized as advisory fee revenue on a straight-line method over the Term. In addition, the Company records advisory fee revenue for each Monthly Stock Installment. The Monthly Stock Installments are also recorded at fair value by management, based on, among other things, the trading multiples of comparable companies.

In December 2004, 9,642 vested Shares as well as a Put Right related to such Shares were sold to two Managing Directors. At December 31, 2005, the Company holds 4,822 Shares with a fair value of $779,212. At December 31, 2005, the deferred revenue balance for these Shares, which is included in deferred revenue in the accompanying statement of financial condition, was $585,384.

Note 5 - Commitments and contingencies:

Employment agreements:

The Company has certain employment agreements with employees who are designated by the Board of Directors as partners. Certain of these partners are also Managing Directors of the Company. Pursuant to these agreements, the total compensation expense is capped at 62.5% of annual revenues, as defined in the agreements ("Annual Revenues").

Note 5 - Commitments and contingencies (concluded):

Lease:

The Company leases space for its New York office under a lease agreement which expires on August 31, 2007. Future minimum payments on the above lease in each of the years subsequent to December 31, 2005 are as follows:

Year Ended December 31,	Amount
2006	$499,395
2007	332,930
Total	$832,325

Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $619,137, which was $478,991 in excess of its required net capital of $140,146. The Company's net capital ratio was 3.40 to 1.